

July 3, 2013

Via E-mail
Mr. Robert H. Bateman
Senior Vice President and Controller
The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, CT 06155

Re: **The Hartford Financial Services Group, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-13958

Dear Mr. Bateman:

We have reviewed your June 4, 2013 response to our May 21, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

Notes to Consolidated Financial Statements
16. Equity
Statutory Results, page F-84

1. Notwithstanding your sale of your Individual Life business to Prudential in January 2013 through a reinsurance transaction, it is evident from disclosure on page 127 of your March 31, 2013 Form 10-Q that you maintain significant statutory capital in life insurance subsidiaries. It is also evident from that disclosure as well as from disclosures here that you utilize domestic captive insurance subsidiaries. Please tell us:
   - The nature and the business purpose of transactions with captives. Explain whether and if so, how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.
   - The amount of captives' obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the captives' obligations. Tell us the nature and amount of the parent holding company's assets, guarantees, letters of credit or promises securing the captives' obligations.
   - The effects in your GAAP consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.

- Your consideration of disclosing the risks of employing your captives strategy.
- Any uncertainties associated with the continued use of this strategy and the expected effects on your financial position and results of operations if you discontinue this strategy.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant